SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C. 20549


                              FORM 11-K


     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                    EXCHANGE ACT OF 1934

                For the fiscal year ended July 2, 1994


                                  or


     [_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ______ to _______

Commission File Number: 0-6645

          A. Full title of the plan and address of the plan, if different from that of the issuer named below:

               THE MANITOWOC COMPANY, INC. RSVP PROFIT SHARING PLAN

          B. Name of the issuer of securities held pursuant to the plan and the address of it's principal executive office:

                     THE MANITOWOC COMPANY, INC.
                     700 E. Magnolia St., Suite B
                         Manitowoc, WI 54220





 The Exhibit Index is on Page 21 of the sequentially numbered pages.




                         REQUIRED INFORMATION

The following financial statements and schedules of The Manitowoc
Company, Inc. RSVP Profit Sharing Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.


                     THE MANITOWOC COMPANY, INC.
                     ----------------------------

           RSVP PROFIT SHARING PLAN--MONEY PURCHASE PENSION
         ---------------------------------------------------


                         FINANCIAL STATEMENTS
                        ---------------------

                 AS OF JULY 2, 1994 AND JULY 3, 1993
                 ------------------------------------

        TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
        ------------------------------------------------------



              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of
The Manitowoc Company, Inc. RSVP Profit Sharing Plan-
Money Purchase Pension:

We have audited the accompanying statements of net assets available for plan benefits of The Manitowoc Company, Inc. RSVP Profit Sharing Plan-Money Purchase Pension as of July 2, 1994 and July 3, 1993, and the related statements of changes in net assets available for plan benefits for the year ended July 2, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of July 2, 1994 and July 3, 1993, and the changes in its net assets available for plan benefits for the year ended July 2, 1994, in conformity with generally accepted accounting principles.



                                ARTHUR ANDERSEN LLP



Milwaukee, Wisconsin,
October 3, 1994.




                                                      THE MANITOWOC COMPANY, INC.
                                                      ---------------------------

                                           RSVP PROFIT SHARING PLAN - MONEY PURCHASE PENSION
                                          ---------------------------------------------------


                                          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                         ----------------------------------------------------

                                                          AS OF JULY 2, 1994
                                                          ------------------

                                                               Capital                         Company
                                                            Preservation  Equity   Balanced     Stock       Total
           Assets                                               Fund       Fund      Fund       Fund        Funds
          --------                                         -----------  --------  ---------   --------    ----------
Investment in The Manitowoc Company, Inc.
  Employees' Profit Sharing Trust, at market                $2,444,761   $414,367   $700,569   $697,112    $4,256,809
Company contribution receivable                                433,170    110,440    167,788         --       711,398
                                                            ----------   --------   --------   --------    ----------
       Net assets available for benefits                    $2,877,931   $524,807   $868,357   $697,112    $4,968,207
                                                            ==========   ========   ========   ========    ==========

The accompanying notes to financial statements are an integral part of this statement.



                                                      THE MANITOWOC COMPANY, INC.
                                                   ---------------------------------

                                           RSVP PROFIT SHARING PLAN - MONEY PURCHASE PENSION
                                          --------------------------------------------------


                                          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                        ------------------------------------------------------

                                                          AS OF JULY 3, 1993
                                                         --------------------

                                                               Capital                       Company
                                                            Preservation Equity   Balanced    Stock     Total
           Assets                                                Fund      Fund      Fund      Fund      Funds
          --------                                         ------------ --------  ---------- --------   ---------

Investment in The Manitowoc Company, Inc.
  Employees' Profit Sharing Trust, at market                $1,762,859  $258,340   $343,772  $     --   $2,364,971
  Company contribution receivable                              461,140   112,224    130,963        --      704,327
                                                            ----------  --------   --------   --------  ----------
     Net assets available for benefits                      $2,223,999  $370,564   $474,735  $     --   $3,069,298
                                                            ==========  ========   ========   ========  ==========

   The accompanying notes to financial statements are an integral part of this statement.


                                                      THE MANITOWOC COMPANY, INC.
                                                     -----------------------------

                                            RSVP PROFIT SHARING PLAN-MONEY PURCHASE PENSION
                                           -------------------------------------------------


                                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                   -----------------------------------------------------------------

                                                    FOR THE YEAR ENDED JULY 2, 1994
                                                   --------------------------------

                                                               Capital                       Company
                                                            Preservation  Equity   Balanced   Stock       Total
                                                                Fund       Fund     Fund      Fund        Funds
                                                            ------------  ------ ---------   --------  ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Income from The Manitowoc Company Employees'
     Profit Sharing Trust                                     $190,018  $  1,200  $  2,817  $(139,576) $   54,459
Company contributions                                          494,716   128,315   203,968    435,453   1,262,452
                                                              --------  --------  --------   --------   ---------
     Total additions                                           684,734   129,515   206,785    295,877   1,316,911
                                                              --------  --------  --------   --------   ---------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                379,746    60,744    75,424     65,093     581,007
                                                              --------  --------  --------   --------     -------
     Net increase before transfers                             304,988    68,771   131,361    230,784     735,904

TRANSFERS:
  Between funds                                               (110,161)   10,580    99,581         --          --
  From (to) other Manitowoc Company, Inc. plans                459,105    74,892   162,680    466,328   1,163,005
                                                              --------  --------  --------   --------   ---------
     Net transfers                                             348,944    85,472   262,261    466,328   1,163,005

     Net increase                                              653,932   154,243   393,622    697,112   1,898,909
                                                              --------  --------  --------   --------   ---------

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                          2,223,999   370,564   474,735         --   3,069,298
                                                             ---------  --------  --------   --------   ---------
  End of year                                               $2,877,931  $524,807  $868,357   $697,112  $4,968,207
                                                            ==========  ========  ========   ========  ==========

The accompanying notes to financial statements are an integral part of this statement.






                     THE MANITOWOC COMPANY, INC.
                     ---------------------------

           RSVP PROFIT SHARING PLAN--MONEY PURCHASE PENSION
          --------------------------------------------------


                    NOTES TO FINANCIAL STATEMENTS
                    ------------------------------

                 AS OF JULY 2, 1994 AND JULY 3, 1993
               ---------------------------------------



(1)  Description of the Plan-
     ------------------------

  (a)     General-
          --------

     The Manitowoc Company, Inc. RSVP Profit Sharing Plan - Money Purchase Pension (the "Plan") is a defined contribution plan covering substantially all salaried and nonunion hourly employees of the Manitowoc Company, Inc. (the "Company") as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

  (b)     Contributions-
          --------------

     Contributions to the Plan are made by the Company in an amount equal to 3% of the participant's eligible compensation for the Plan year. In addition, the Company will make a contribution to the Plan to match participant's contributions made to the Company 's RSVP 401(k) plan. The Company match contribution is 25% of participant's contributions (up to 5% of eligible compensation) to all funds except for the Company stock fund in which the Company match is 100% of participant contributions up to 3% of the participant's eligible contributions. Employee contributions are not made to this Plan.

  (c)     Vesting-
          --------

     Employees vest in Company contributions at the rate of 20% at the end of each year of credited service for five years.
     Participants who leave the Company because of normal retirement, disability retirement, or death are considered to be 100% vested.

  (d)     Distributions-
          --------------

     Participants may elect to receive the vested portion of their account balance upon normal retirement at or after age 65; early retirement at or after age 55 with ten years of service; death or disability, if earlier; or termination of employment. Withdrawal elections are a lump sum payment, equal installments over a period of years, or a single premium nontransferable annuity contract.

  (e)     Forfeitures-
          ------------

     If a participant is not 100% vested at termination, the nonvested portion of his account is forfeited and is used to offset future contributions by the Company. This is done in the year of forfeiture and in subsequent years until the forfeiture is fully applied.

(2)  Significant Accounting Policies-
     --------------------------------

  (a)     Basis of accounting-
          --------------------

     The financial statements of the Plan have been prepared on the accrual basis of accounting.

  (b)     Expenses-
          ---------

     Administrative expenses of the Plan are paid from the master trust assets and netted against income from the master trust.

  (c)     Reclassifications-
          ------------------

     Certain reclassifications have been made to the 1993 financial statements to conform to the 1994 presentation.

(3)  Funding Policy-
     ---------------

  The annual profit sharing contribution is paid to the Plan when the final calculations of profit sharing amounts have been made, which normally is within two months of the Plan's year end. Company match contributions are made monthly.

(4)  Plan Investments-
     -----------------

  The Plan's investments are commingled with other Company sponsored plans in a master trust, The Manitowoc Company, Inc. Employees'
  Profit Sharing Trust.

  There are four investment options in which Plan participants may elect to invest. The election must be done in multiples of 5%.

  The elections are as follows:

     - Capital Preservation Fund--invests mainly in guaranteed insurance contracts in order to provide market stability and consistent interest return.

     - Equity Fund--invests in a medium size company capital growth fund, managed by the Nicholas Fund, Inc., to provide increased growth through market appreciation.

     - Balanced Fund--invests in a mutual fund managed by the Brinson Trust Company, which invests in a balanced mix of equity and fixed income securities.

     - Company Stock Fund--invests in The Manitowoc Company, Inc., common stock.



  The trustee is The Associated Bank Lakeshore, N.A. in Manitowoc,
  Wisconsin. A summary of the assets of the Trust at July 2, 1994 and July 3, 1993 is as follows (at fair value):

                                                 July 2, 1994
                        ------------------------------------------------------------

                                  Capital                                 Company
                               Preservation    Equity      Balanced        Stock
                                   Fund         Fund         Fund           Fund
                             --------------   ----------   ----------   ----------
Cash and cash equivalents      $ 14,385,375   $   36,380   $   37,296   $   58,094
Deposits with insurance
  companies                     134,752,935           --           --           --
Mutual funds                             --    4,469,670    9,473,049           --
Investment in The Manitowoc
  Company, Inc. common stock             --           --           --    1,489,360
Accrued income                      762,225           --           --           --
                               ------------   ----------   ----------   ----------
     Net Assets                $149,900,535   $4,506,050   $9,510,345   $1,547,454
                               ============   ==========   ==========   ==========


                                                 July 3, 1993
                        -------------------------------------------------------------

                                  Capital                                 Company
                               Preservation     Equity      Balanced       Stock
                                   Fund          Fund        Fund           Fund
                               ------------   ----------   ----------   ----------
Cash and cash equivalents      $  3,308,756   $   23,021   $1,355,792   $   92,826
Deposits with insurance
  companies                     142,600,265           --           --           --
Mutual funds                             --    3,455,512    4,906,053           --
Investment in The Manitowoc
  Company, Inc. common stock             --           --           --    1,081,536
Accrued income                      952,053           --           --           --
                               ------------   ----------   ----------   ----------
     Net Assets                $146,861,074   $3,478,533   $6,261,845   $1,174,362
                               ============   ==========   ==========   ==========



  The Company has determined that the percentage of the Plan's assets to the total assets of the Trust is 3% and 1% as of July 2, 1994 and July 3, 1993, respectively.

  The amounts on deposit with insurance companies consist of annuities or contracts with various U.S. insurance companies.
  Rates of return on their investments range from 5.23% to 12.26%. As these investments are not readily marketable they are recorded at their historical cost.

 (5) Benefit Paid to Participants-
     -----------------------------

  Benefits paid to participants represent the amount paid to participants as determined by their vesting status at the time of termination. At July 2, 1994 and July 3, 1993, $45,243 and
  $85,932, respectively, included in participants' equity is payable to terminated employees who have withdrawn from the Plan.

(6)  Income Tax Status-
     ------------------

  The Plan Administrator has determined that the Plan qualifies under
  Section 401(k) of the Income Tax Regulations as amended by ERISA and meets the requirements for exemption from Federal income taxes under the Internal Revenue Code. A favorable determination letter from the Internal Revenue Service affirming such exempt status has not yet been received. However, the Company and Plan Administrator are not aware of any provisions in the Plan which would cause the Plan to lose its tax-exempt status.

(7)  Plan Termination-
     -----------------

  While the Company has not expressed any intent to terminate the Plan, it may elect to do so at any time. In the event of termination, each participant becomes fully vested in his entire participant account balance.

  (8)     Change in Plan Year End-
          ------------------------

  The Plan agreement specifies that the Plan year correspond with the fiscal year of the Company. The Company has announced that it will change to a calendar year end; as such, the Plan will also change to a calendar year end effective December 31, 1994.




                     THE MANITOWOC COMPANY, INC.
                  ---------------------------------

                   RSVP PROFIT SHARING 401(k) PLAN
                  ---------------------------------

                         FINANCIAL STATEMENTS
                        ---------------------

                 AS OF JULY 2, 1994, AND JULY 3, 1993
               ---------------------------------------

        TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
      ---------------------------------------------------------



               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of
The Manitowoc Company, Inc. RSVP Profit Sharing 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Manitowoc Company, Inc. RSVP Profit Sharing 401(k) Plan as of July 2, 1994 and July 3, 1993, and the related statements of changes in net assets available for plan benefits for the year ended July 2, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of July 2, 1994 and July 3, 1993, and the changes in its net assets available for plan benefits for the year ended July 2, 1994, in conformity with generally accepted accounting principles.


                                ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin,
October 3, 1994.





                                                      THE MANITOWOC COMPANY, INC.
                                                  -----------------------------------
                                                    RSVP PROFIT SHARING 401(k) PLAN
                                                --------------------------------------


                                          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                         -----------------------------------------------------
                                                          AS OF JULY 2, 1994
                                                        ----------------------



                                                              Capital                            Company
                                                            Preservation   Equity    Balanced     Stock      Loan       Total
           Assets                                               Fund        Fund       Fund       Fund       Fund       Fund
          --------                                        ------------   ------   ---------   --------    ------    --------
Investment in The Manitowoc Company, Inc.
  Employees' Profit Sharing Trust, at market               $75,488,358  $1,823,779  $5,802,969  $844,116  $139,810  $84,099,032
Company contribution receivable                                722,196     141,464     239,493        --        --    1,103,153
                                                            ----------  ----------  ----------  --------  --------  -----------
     Net assets available for benefits                     $76,210,554  $1,965,243  $6,042,462  $844,116  $139,810  $85,202,185
                                                            ==========  ==========  ==========  ========  ========  ===========

     The accompanying notes to financial statements are an integral part of this statement.




                                                      THE MANITOWOC COMPANY, INC.
                                                --------------------------------------

                                                    RSVP PROFIT SHARING 401(k) PLAN
                                               -----------------------------------------


                                          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                       ---------------------------------------------------------

                                                          AS OF JULY 3, 1993
                                                       ------------------------

                                                               Capital                              Company
                                                            Preservation    Equity     Balanced      Stock       Loan       Total
                                                                Fund         Fund        Fund        Fund        Fund       Funds
           Assets                                         ------------      ------    ---------    --------     ------     --------
           ------
Investment in The Manitowoc Company, Inc.
  Employees' Profit Sharing Trust                          $74,737,315   $1,666,553   $4,384,946   $1,154,469  $114,359  $82,057,642
Company contribution receivable                                735,730       88,285      150,391           --        --      974,406
                                                           -----------   ----------   ----------   ----------  --------  -----------
     Net assets available for benefits                     $75,473,045   $1,754,838   $4,535,337   $1,154,469  $114,359  $83,032,048
                                                           ===========   ==========   ==========   ==========  ========  ===========

The accompanying notes to financial statements are an integral part of this statement.






                                                      THE MANITOWOC COMPANY, INC.
                                                --------------------------------------
                                                    RSVP PROFIT SHARING 401(k) PLAN
                                                ---------------------------------------
                                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                  ------------------------------------------------------------------
                                                  FOR THE YEAR ENDED JULY 2, 1994
                                                -----------------------------------

                                                               Capital                             Company
                                                            Preservation    Equity     Balanced     Stock       Loan       Total
                                                                Fund         Fund        Fund        Fund       Fund       Funds
                                                            ------------    ------     --------    --------   --------   ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Income from The Manitowoc Company Employees'
     Profit Sharing Trust                                   $5,865,727  $   (7,687)    $  8,244  $ (172,617)  $  2,417  $ 5,696,084

  Contributions--
     Employer                                                  752,009     141,464      239,493          --         --    1,132,966
     Participants                                              327,106      97,070      208,791     475,475         --    1,108,442
     Participant rollover                                    2,178,744         516       11,660          --         --    2,190,920
                                                            ----------  ----------    ---------  ----------  ---------  -----------
                                                             3,257,859     239,050     459,944      475,475         --    4,432,328
                                                            ----------  ----------   ----------  ----------  ---------  -----------
          Total additions                                    9,123,586     231,363     468,188      302,858      2,417   10,128,412

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                              6,604,880     153,981     300,248      125,095      2,438    7,186,642
                                                              --------    --------    --------     --------   --------   ----------
     Net increase before transfers                           2,518,706      77,382     167,940      177,763        (21)   2,941,770

TRANSFERS:
  Between funds                                             (1,687,992)    207,915   1,501,865      (21,788)        --           --
  From (to) other Manitowoc Company, Inc. plans                (63,775)    (71,626)   (170,413)    (466,322)       503     (771,633)
                                                              --------    --------    --------     --------  ---------    ---------
                                                            (1,751,767)    136,289   1,331,452     (488,110)       503     (771,633)

LOANS TO AND LOAN PAYMENTS FROM PARTICIPANTS                   (29,430)     (3,266)      7,733           (6)    24,969           --
                                                              --------    --------    --------     --------  ---------   -----------

NET INCREASE                                                   737,509     210,405   1,507,125     (310,353)    25,451     2,170,137

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                         75,473,045   1,754,838   4,535,337    1,154,469    114,359    83,032,048
                                                           -----------  ----------   ---------    ---------  ---------   -----------
  End of year                                              $76,210,554  $1,965,243  $6,042,462   $  844,116   $139,810   $85,202,185
                                                           ===========  ==========  ==========   ==========   ========   ===========

The accompanying notes to financial statements are an integral part of this statement.



                     THE MANITOWOC COMPANY, INC.
                    -----------------------------

                   RSVP PROFIT SHARING 401(k) PLAN
                 -----------------------------------

                    NOTES TO FINANCIAL STATEMENTS
                -------------------------------------

                 AS OF JULY 2, 1994 AND JULY 3, 1993
                -------------------------------------


(1)  Description of the Plan-
  ----------------------------

  (a)  General-
     -----------

     The Manitowoc Company, Inc. RSVP Profit Sharing 401(k) Plan ("The Plan") is a defined contribution plan covering substantially all salaried and nonunion hourly employees of The Manitowoc Company, Inc. (the "Company") as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

  (b)  Contributions-
     --------------------

     Contributions to the Plan are made both by the participants and by the Company. Participants may make contributions to the Plan under the provisions of Section 401(k) of the Internal Revenue Code, but employee contributions are not required. The Company also makes a profit sharing contribution to the Plan equal to a percentage of earnings of each participating subsidiary of the Company as defined in the Plan document.

     Annual contributions to a participant's account are limited to the lesser of $30,000, or 25% of the participant's compensation for the year.

  (c)  Vesting-
     -----------

     Employees vest 100% in their own contributions and vest in Company contributions at the rate of 20% at the end of each year of credited service for five years. Participants who leave the Company because of normal retirement, disability retirement, or death are considered to be 100% vested.

   (d) Participant loans-
     ------------------------

     Participants may receive a loan from the Plan in an amount up to 50% of the participant's vested account balance. The interest rate on the loan is the prime rate plus 1%. Loans are repaid from payroll deductions over a period not to exceed five years. In the event of default on the loan, the participant's account balance is reduced by the amount of the outstanding loan balance.

  (e)  Distributions-
     -------------------

     Participants may elect to receive the vested portion of their account balance upon normal retirement at or after age 65; early retirement at or after age 55 with ten years of service; death or disability, if earlier; or termination of employment. Withdrawal elections are a lump sum payment, equal installments over a period of years, or a single premium nontransferable annuity contract.

  (f)  Forfeitures-
     ----------------

     If a participant is not 100% vested at termination, the nonvested portion of his account is forfeited. Forfeited amounts related to profit sharing contributions are allocated to remaining participants, while forfeitures related to matching contributions are used to offset future Company contributions. This reduction is done in the year of forfeiture and subsequent years until the forfeitures have been fully applied.

(2)  Significant Accounting Policies-
  -------------------------------------------

  (a)  Basis of accounting-
     ---------------------------

     The financial statements of the Plan have been prepared on the accrual basis of accounting.

  (b)  Expenses-
     --------------

     Administrative expenses of the Plan are paid from the Plan's assets.

  (c)   Reclassifications-
     -----------------------

     Certain reclassifications have been made to the 1993 financial statements to conform to the 1994 presentation.

 (3) Funding Policy-
  ----------------------

  The Company makes weekly payments to the Plan for employee contributions and employer matching contributions. Profit sharing contributions are made when the final calculations of contribution amounts have been determined, which normally is within two months of the Plan's year end.

(4)  Plan Investments-
  -------------------------

  The Plan's investments are commingled with other Company sponsored plans in a master trust, the Manitowoc Company, Inc. Employees'
  Profit Sharing Trust.

  There are four investment options in which Plan participants may elect to invest. The election must be done in multiples of 5%.

  The elections are as follows:

     - Capital Preservation Fund--invests mainly in guaranteed insurance contracts in order to provide market stability and consistent interest return.

     - Equity Fund-- invests in a medium size company capital growth fund managed by the Nicholas Fund, Inc. to provide increased growth through market appreciation.

     - Balanced Fund--invests in a mutual fund managed by the Brinson Trust Company which invests in a balanced mix of equity and fixed income securities.

     -    Company Stock Fund--invests in The Manitowoc Company, Inc.
          common stock.

  Included in the Plan and Trust are amounts related to retirees who were formerly active participants in the Plan and other Company plans and have elected to keep their account balances in the Trust. Net assets attributable to former participants, which are invested entirely in the Capital Preservation funds, were $48,808,219 and $46,759,416 as of July 2, 1994 and July 3, 1993, respectively.

  The trustee is The Associated Bank Lakeshore, N.A. in Manitowoc,
  Wisconsin. A summary of the assets of the Trust at July 2, 1994 and July 3, 1993 is as follows (at fair value):


                                              1994            1993
                                              ----            ----
     Cash and cash equivalents             $ 14,517,145   $  4,780,395
     Deposits with insurance companies      134,752,935    142,602,265
     Mutual funds                            13,942,719      8,361,565
     Accrued income                             762,225        952,053
     Investment in The Manitowoc
      Company, Inc. common stock              1,489,360      1,081,536
     Loans receivable                           149,776        114,358
                                           ------------   ------------
          Net assets                       $165,614,160   $157,892,172
                                           ============   ============



  The Company has determined that the percentage of the Plan's assets to the total assets of the Trust is 52% as of July 2, 1994 and July 3, 1993, respectively.

  The amounts on deposit with insurance companies consist of annuities or contracts with various U.S. insurance companies. Rates of return on their investments range from 5.23% to 12.26%. As these investments are not readily marketable they are recorded at their historical cost. Mutual funds and The Manitowoc Company, Inc. common stock are valued at quoted market prices.

(5)  Benefits Paid to Participants-
  ---------------------------------
  Benefits paid to participants represent the amount paid to participants as determined by their vesting status at the time of termination. At July 2, 1994 and July 3, 1993, $420,301 and
  $501,538, respectively, included in participants' equity is payable to terminated employees who have withdrawn from the Plan.

(6)  Income Tax Status-
  ---------------------

  The Plan has obtained a determination letter from the Internal Revenue Service dated December 18, 1985, approving the Plan as qualified for tax-exempt status. Plan amendments adopted since the last tax determination letter will be included in the Company's next filing. In the opinion of the Plan's management, the Plan, as currently amended, remains tax-exempt.

(7)   Plan Termination-
  --------------------

  While the Company has not expressed any intent to terminate the Plan, it may elect to do so at any time. In the event of termination, each participant becomes fully vested in his entire participant account balance.

(8)   Change in Year End-
     ----------------------

  The Plan agreement specifies that the Plan year correspond with the fiscal year of the Company. The Company has announced that it will change to a calendar year end; as such, the Plan will also change to a calendar year end effective December 31, 1994.



                              SIGNATURES
                             ------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf be the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on this 30th day of November, 1994.

                         THE MANITOWOC COMPANY, INC.
                         RSVP PROFIT SHARING PLAN



                           /s/  Fred M. Butler
                         ----------------------
                         Fred M. Butler


                           /s/ Robert R. Friedl
                         -----------------------
                         Robert R. Friedl


                           /s/ Philip Keener
                         -----------------------
                         Philip Keener


                           /s/  Robert K. Silva
                         -----------------------
                         Robert K. Silva






                            Exhibit Index



         THE MANITOWOC COMPANY, INC. RSVP PROFIT SHARING PLAN
                              FORM 11-K



                                       Page Number in Sequentially
Exhibit No.         Exhibit                  Numbered Form 11-K
- - -----------         --------            ----------------------------

23              Consent of Arthur
                Andersen LLP                      22